EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

June 25, 2026

Item 3	News Releases

News release dated June 25, June 22, June 17, June 15, May 13 and April 17, 2026

Item 4	Summary of Material Change

Private Placement of Convertible Debenture

On June 22, 2026, the Company closed a CAD $2,000,000 convertible debenture financing (“Debenture” or “Financing”). The Debenture carries interest of 10% per annum and matures on June 1, 2027. The principal is convertible at the holder's option at CAD $0.06 per unit, with each unit comprising one common share and one share purchase warrant exercisable at CAD $0.10 for three years from issuance.

Net proceeds will support completion of remaining IND-enabling activities for BETR-001 and general working capital as the Company progresses toward an Investigational New Drug filing.

A director and insider of the Company (the "Related Party") subscribed for $2,000,000 of the Debenture. Conversion by the Related Party will be subject to a 19.9% ownership cap absent shareholder approval. The participation of the Related Party constitutes a "related party transaction" as defined under MI 61-101. The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the transaction does not exceed 25% of the Company's market capitalization. The Company has closed this financing without filing a material change report more than 21 days before the closing as the Company wished to secure the Financing as soon as terms were settled.

All securities issued in connection with the Financing is subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities laws.

1

Warrant Extension

On June 17, 2026, the Company extended expiry dates of the certain outstanding share purchase warrants (“Warrants”) by a further one year period. Warrants, with original exercise price of $0.10 per unit, granted pursuant to conversions of convertible debentures, have been extended as follows:

•	Expiry date of August 31, 2026 for 350,000 Warrants have been extended to August 31, 2027;

•	Expiry date of September 27, 2026 for 7,743,342 Warrants have been extended to September 27, 2027;

•	Expiry date of October 1, 2026 for 4,090,904 Warrants have been extended to October 1, 2027; and

•	Expiry date of October 29, 2026 for 416,712 Warrants have been extended to October 29, 2027.

In addition, 1,750,000 Warrants with original exercise price of $0.13 per unit and expiry of July 1, 2026, granted pursuant to a private placement in July 2024, have been extended to July 1, 2027.

Of the Warrants with original expiry date of September 27, 2026 being amended, 2,041,644 Warrants are held by directors and an officer (“Related Parties”) and therefore related parties of the Company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The amendment of the Warrants held by the related parties constitutes a "related party transaction" for the purposes of MI 61-101. The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the Warrants subject to the amendment insofar as it involves interested parties, do not exceed 25% of the Company's market capitalization, as determined in accordance with MI 61-101.

The Company's board of directors reviewed and approved the warrant amendments. The Related Parties declared their interest in the transaction and abstained from voting on the resolution approving the amendment. The Company did not file a material change report more than 21 days before the effective date of the amendment as the details of the transaction were not settled until shortly before closing and the Company wished to complete the transaction on an expedited basis for sound business reasons.

Common Share Issuance and Stock Option Grants

In May 2026, the Company appointed Doug Drysdale, formerly CEO of Cybin Inc. (“Cybin”), as Executive Chairman and Director. Pursuant to the appointment of Mr. Drysdale as Executive Chairman, the Company has agreed to grant Mr. Drysdale stock options to purchase 3,500,000 common shares of BetterLife, with an exercise price of $0.065, monthly vesting over 24 months and a ten (10) year term.

On June 15, 2026, the Company also granted 3,250,000 stock options to officers, with exercise price of $0.07, quarterly vesting over 24 months and expiry date of June 15, 2036. On June 19, 2026, the Company issued 100,000 common shares for services provided by a corporate advisor.

2

Private Placement of Units

In April 2026, the Company closed a non-brokered private placement pursuant to which the Company issued 7,137,143 units (“Units”) at a price of $0.07 per Unit for aggregate gross proceeds of $499,600 (the “Offering”). Each Unit is comprised of one common share and one full warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.10 at any time up to 24 months from the closing of the Offering. The Units sold pursuant to the Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws.

Dr. Ahmad Doroudian, Chief Executive Officer of the Company, subscribed for a total of 1,250,000 Units under the Offering. The participation of Dr. Doroudian in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider was exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. At the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days prior to the expected closing of the Offering as Dr. Doroudian’s participation was not determined at that time.

Item 5	Full Description of Material Change

Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

June 25, 2026

3

SCHEDULE “A”

4

BetterLife Engages Syner-G to Oversee GMP

Manufacturing of BETR-001 for IND and Phase 1

VANCOUVER, British Columbia, June 25, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) announces it has entered into an agreement with Syner-G BioPharma Group (“Syner-G”) to oversee GMP manufacturing of BETR-001 for its planned IND and Phase 1 program.

BETR-001 is 2-bromo-lysergic acid diethylamide (2-Br-LSD), a non-hallucinogenic derivative of LSD. BETR-001 is active against neuroreceptors involved in migraines and cluster headaches, as well as neuroreceptors involved in psychiatric disorders such as depression and anxiety. While it is a potent neuroplastogen and an agonist of the 5-HT2A, 5-HT1B, 5-HT1D, and 5-HT1F receptors, BETR-001 is designed to be non-hallucinogenic and is not a 5-HT2B agonist. BetterLife believes BETR-001 will mimic the projected therapeutic potential of LSD without causing its undesirable side effects, such as hallucinations and potential cardiac side effects due to LSD agonism of 5-HT2B receptors. BETR-001 is completing its final IND-enabling studies and projected to file its IND and start Phase 1 trials in Q1 2027.

BETR-001 is being developed initially for chronic cluster headache and chronic migraine, two disabling headache disorders with substantial unmet medical need. Chronic cluster headache causes severe, recurrent attacks that respond poorly to existing therapies, and many chronic migraine patients exhaust available preventives without durable relief. BETR-001 engages the 5-HT1B, 5-HT1D and 5-HT1F receptors, the serotonergic targets of approved migraine therapies, and its neuroplastogenic activity may support a more durable treatment effect. The Company plans to advance BETR-001 into Phase 1A-1B as the first step toward clinical proof of concept in these patients.

“We are pleased to be partnering with Syner-G to oversee the proprietary manufacturing of BETR-001. Their CMC and regulatory expertise strengthen our path to an IND filing and the start of Phase 1 in the first quarter of 2027,” said Dr. Ahmad Doroudian, BetterLife’s Chief Executive Officer.

“We are pleased to partner with BetterLife to advance BETR-001 toward the clinic through GMP manufacturing oversight and integrated development support,” said Ron Kraus, Chief Executive Officer of Syner-G. “Our teams share a commitment to advancing innovative therapies efficiently and responsibly, with the goal of bringing new treatment options to patients. We are proud to support this program as it progresses toward IND submission and first-in-human clinical studies.”

BetterLife also announces the engagement of Vancouver-based GTM Studios (“GTM”) for a period of two months to produce marketing materials for BETR-001. Pursuant to the engagement, GTM will be compensated at a rate of $4,000 per month.

Further to the Company’s June 22, 2026 press release, the Company would like to clarify that the exercise price of the 3,250,000 stock options granted on June 15, 2026 is $0.07, not $0.065.

5

About BetterLife Pharma

BetterLife Pharma Inc. is a biotechnology company developing compounds for the treatment of neurological and neuro-psychiatric disorders. Its lead candidate, BETR-001, is a non-hallucinogenic LSD-derivative molecule in preclinical development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements regarding the projected therapeutic potential of LSD and the treatment potential of BETR-001. These statements reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including risks relating to financing, clinical and regulatory timelines and the Company's ability to continue as a going concern. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release. Additional risk factors are described in the Company's filings at www.sedarplus.ca. The Company undertakes no obligation to update these statements except as required by law.

6

BetterLife Pharma Secures CAD $2 Million in New

Capital to Complete BETR-001 FDA IND Filing

VANCOUVER, British Columbia, June 22, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) today announced it has closed a CAD $2,000,000 convertible debenture financing (“Debenture” or “Financing”). The Debenture will fund the remaining IND-enabling work on the Company's lead candidate, BETR-001, as BetterLife sharpens its focus on neurological pain indications, with an initial emphasis on cluster headache and migraine.

The Financing is the first capital deployed since the Company appointed Doug Drysdale as Executive Chairman and Director on May 13, 2026. Mr. Drysdale, formerly CEO of Cybin Inc. (NYSE: CYBN), led that company from molecule inception to Phase 3 trials in three years, and previously built Alvogen, Inc. and led turnarounds at Pernix Therapeutics and Tedor Pharma over a 35-year operating career.

The Financing. The Debenture carries interest of 10% per annum and matures on June 1, 2027. The principal is convertible at the holder's option at CAD $0.06 per unit, with each unit comprising one common share and one share purchase warrant exercisable at CAD $0.10 for three years from issuance.

Use of proceeds. Net proceeds will support completion of remaining IND-enabling activities for BETR-001 and general working capital as the Company progresses toward an Investigational New Drug filing.

Pipeline. BETR-001 is a non-hallucinogenic, second-generation LSD-derivative molecule. BetterLife holds a USPTO composition-of-matter patent on BETR-001, has completed its FDA pre-IND meeting, and has completed most required IND-enabling studies. The Company is concentrating near-term development on neurological pain, with an initial emphasis on cluster headache and migraine.

"This capital keeps BETR-001 moving toward the clinic. Our plan is straightforward. Focus the program on a defined set of neurological pain indications, complete the IND-enabling work, and file. I have built and run programs that reach the clinic on tight timelines, and that is the discipline we are bringing here," said Doug Drysdale, Executive Chairman of BetterLife.

"This financing strengthens our balance sheet and lets us keep BETR-001 moving without distraction. With strengthened leadership and the focus to drive the program toward an IND filing, we are concentrating our efforts where the science and the unmet need are clearest. We are grateful for the continued support of our shareholders," said Dr. Ahmad Doroudian, Chief Executive Officer of BetterLife.

A director and insider of the Company (the "Related Party") subscribed for $2,000,000 of the Debenture. Conversion by the Related Party will be subject to a 19.9% ownership cap absent shareholder approval. The participation of the Related Party constitutes a "related party transaction" as defined under MI 61-101. The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the transaction does not exceed 25% of the Company's market capitalization. The Company has closed this financing without filing a material change report more than 21 days before the closing as the Company wished to secure the Financing as soon as terms were settled.

All securities issued in connection with the Financing is subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities laws.

The Company also announces it has issued 100,000 common shares for services provided by a corporate advisor. The Company also granted 3,250,000 stock options to officers, with exercise price of $0.065, quarterly vesting over 24 months and expiry date of June 15, 2036.

7

About BetterLife Pharma

BetterLife Pharma Inc. is a biotechnology company developing compounds for the treatment of neurological and neuro-psychiatric disorders. Its lead candidate, BETR-001, is a non-hallucinogenic LSD-derivative molecule in preclinical development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements regarding use of proceeds of the Debenture and the Company's development plans. These statements reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including risks relating to financing, clinical and regulatory timelines and the Company's ability to continue as a going concern. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release. Additional risk factors are described in the Company's filings at www.sedarplus.ca. The Company undertakes no obligation to update these statements except as required by law.

8

BetterLife Pharma Announces Extension of Warrants

VANCOUVER, British Columbia, June 17, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) announces that, effective immediately, expiry dates of the certain outstanding share purchase warrants (“Warrants”) are extended by a further one year period.

Warrants, with original exercise price of $0.10 per unit, granted pursuant to conversions of convertible debentures, have been extended as follows:

•	Expiry date of August 31, 2026 for 350,000 Warrants have been extended to August 31, 2027;
•	Expiry date of September 27, 2026 for 7,743,342 Warrants have been extended to September 27, 2027;
•	Expiry date of October 1, 2026 for 4,090,904 Warrants have been extended to October 1, 2027; and
•	Expiry date of October 29, 2026 for 416,712 Warrants have been extended to October 29, 2027.

In addition, 1,750,000 Warrants with original exercise price of $0.13 per unit and expiry of July 1, 2026, granted pursuant to a private placement in July 2024, have been extended to July 1, 2027.

The Company will not issue new warrant certificates in connection with the forementioned amendment. Previously issued warrant certificates remain valid and enforceable until the amended expiry dates as noted above. Warrantholders may exercise their warrants by returning a completed subscription notice/form (included with the warrant certificate), the original warrant certificate and payment by bank draft (made payable to “BetterLife Pharma Inc.”) to the Company at: BetterLife Pharma Inc., 1275 West 6th Avenue, #300, Vancouver, BC, V6H 1A6 (Attention: Dr. Ahmad Doroudian). For warrant exercises that will be paid by wire transfer or any questions related to the warrants, please contact Info@BlifePharma.com.

Of the Warrants with original expiry date of September 27, 2026 being amended, 2,041,644 Warrants are held by directors and an officer (“Related Parties”) and therefore related parties of the Company within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The amendment of the Warrants held by the related parties constitutes a "related party transaction" for the purposes of MI 61-101. The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the Warrants subject to the amendment insofar as it involves interested parties, do not exceed 25% of the Company's market capitalization, as determined in accordance with MI 61-101.

The Company's board of directors reviewed and approved the warrant amendments. The Related Parties declared their interest in the transaction and abstained from voting on the resolution approving the amendment. The Company did not file a material change report more than 21 days before the effective date of the amendment as the details of the transaction were not settled until shortly before closing and the Company wished to complete the transaction on an expedited basis for sound business reasons.

About BetterLife Pharma

BetterLife Pharma Inc. is a biotechnology company developing compounds for the treatment of neurological and neuro-psychiatric disorders. Its lead candidate, BETR-001, is a non-hallucinogenic LSD-derivative molecule in preclinical development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. These statements reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including risks relating to financing, clinical and regulatory timelines and the Company's ability to continue as a going concern. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release. Additional risk factors are described in the Company's filings at www.sedarplus.ca. The Company undertakes no obligation to update these statements except as required by law.

9

BetterLife Pharma Announces Intent to Complete CAD

$2 Million in Convertible Debenture to Complete BETR-001 IND Filing

VANCOUVER, British Columbia, June 15, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) announces it intends to close a CAD $2,000,000 convertible debenture (“Debenture”) non-brokered private placement financing (“Financing”). The capital will fund IND-enabling work on the Company's lead candidate, BETR-001, as BetterLife sharpens its focus on neurological pain indications, with an initial emphasis on cluster headache and migraine.

The financing. The Debenture will carry interest of 10% per annum and will mature one year from closing. Principal and any accrued interest may be convertible at the holder's option at CAD $0.06 per unit, with each unit comprising of one common share and one share purchase warrant exercisable at CAD $0.10 for three years from issuance.

Use of proceeds. Net proceeds will support completion of remaining IND-enabling activities for BETR-001, and general working capital, as the Company progresses toward an Investigational New Drug filing.

Pipeline. BETR-001 is a non-hallucinogenic, second-generation LSD-derivative molecule. BetterLife holds a USPTO composition-of-matter patent on BETR-001, has completed its FDA pre-IND meeting, and has completed most of the required IND-enabling studies. The Company is concentrating near-term development on neurological pain, with an initial emphasis on cluster headache and migraine.

A director and insider of the Company (the "Related Party") intends to participate in the Financing by subscribing for $2,000,000 of the Debenture. Conversion by the Related Party will be subject to a 19.9% ownership cap absent shareholder approval. The participation of the Related Party constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company intends to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 under Sections 5.5(a) and 5.7(1)(a), respectively, as the fair market value of the transaction, insofar as it involves the Related Party, is not expected to exceed 25% of the Company’s market capitalization.

The Company anticipates that the Financing will close on or about June 25, 2026. All securities issued in connection with the Financing will be subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities laws.

About BetterLife Pharma

BetterLife Pharma Inc. is a biotechnology company developing compounds for the treatment of neurological and neuro-psychiatric disorders. Its lead candidate, BETR-001, is a non-hallucinogenic LSD-derivative molecule in preclinical development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements regarding use of proceeds and the Company's development plans. These statements reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including risks relating to financing, clinical and regulatory timelines and the Company's ability to continue as a going concern. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release. Additional risk factors are described in the Company's filings at www.sedarplus.ca. The Company undertakes no obligation to update these statements except as required by law.

10

BetterLife Pharma Announces Appointment of

Doug Drysdale as Executive Chairman and Director

VANCOUVER, British Columbia, May 13, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, is pleased to announce it has appointed Doug Drysdale, currently BetterLife’s corporate advisor and formerly CEO of Cybin Inc. (“Cybin”) (NYSE: CYBN), as Executive Chairman and Director.

At Cybin, Mr. Drysdale led the company’s strategy and team build-out, taking it from molecule inception to Phase 3 trials in just three years. Mr. Drysdale is known as a vocal advocate for revolutionizing mental healthcare through numerous speaking engagements, panel participations, and media interviews.

“We are delighted to welcome Doug to our Board of Directors. His proven global leadership, underscored by a track record of executing multiple successful transactions across diverse markets and therapeutic indications, brings a depth of strategic insight and operational expertise that will meaningfully strengthen BetterLife”, said Ahmad Doroudian, CEO of BetterLife. “Doug’s experience navigating complex deal environments and scaling opportunities across jurisdictions will be invaluable as we continue to advance our growth strategy and create long-term shareholder value.”

Mr. Drysdale commented, “I am thrilled to join BetterLife as Executive Chairman and Director. Having led Cybin from molecule inception to Phase 3 trials in just three years, I look forward to bringing that same execution focus and global transaction expertise to accelerate BetterLife’s growth strategy. Together with the team, we will continue to advance innovative therapies that target neurological disorders and deliver long-term value for patients and shareholders alike.”

Pursuant to the appointment of Mr. Drysdale as Executive Chairman, the Company has agreed to grant Mr. Drysdale stock options to purchase 3,500,000 common shares of BetterLife, with an exercise price of $0.065, monthly vesting over 24 months and a ten (10) year term.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

11

BetterLife Announces Closing of Private Placement

VANCOUVER, British Columbia, April 17, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of non-hallucinogenic LSD-based therapeutics for mental disorders, announced that it has closed a non-brokered private placement, previously announced on April 8, 2026, pursuant to which the Company issued 7,137,143 units (“Units”) at a price of $0.07 per Unit for aggregate gross proceeds of $499,600 (the “Offering”). Each Unit is comprised of one common share and one full warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.10 at any time up to 24 months from the closing of the Offering. The Units sold pursuant to the Offering will be subject to a four month hold period pursuant to applicable Canadian securities laws.

Dr. Ahmad Doroudian, Chief Executive Officer of the Company, subscribed for a total of 1,250,000 Units under the Offering. The participation of Dr. Doroudian in the private placement constituted a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101“). The issuance to the insider was exempt from the formal valuation requirements of MI 61-101 by virtue of the exemption contained in section 5.5(b) as none of the securities of the Company are listed on a specified stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 by virtue of exemption contained in section 5.7(a) of MI 61-101. At the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days prior to the expected closing of the Offering as Dr. Doroudian’s participation was not determined at that time.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements including, but not limited to, closing of a private placement and approval of the Canadian Securities Exchange, and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

12